UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                                               Commission File Number 000-20104

                                         VERNALIS Plc

                  (Exact name of registrant as specified in its charter)

Oakdene Court, 613 Reading Road, Winnersh, Berkshire RG41 5UA, United Kingdom
                              +44 (0)118 977 3133

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares of 5 pence each ("Ordinary Shares") represented by American Depositary Shares ("ADSs"), each ADS representing the right to receive two (2)
                               Ordinary Shares

(Title of each class of securities covered by this Form) Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate

The duty to file reports from the Securities Exchange Act of 1934:

     Rule 12h-6(a) |X|                          Rule 12h-6(d)

   (for equity securities)                 (for successor registrants)

     Rule 12h-6(c)                              Rule 12h-6(i)

   (for debt securities)                   (for prior Form 15 filers)

                                     PART I

Item 1.  Exchange Act Reporting History

A. Vernalis Plc ("Vernalis") first incurred the duty to file filed reports under the Securities Exchange Act of 1934 (the "Exchange Act") on July 2, 1992, the date on which its Ordinary Shares, represented by ADSs, were first quoted on the predecessor to the NASDAQ Stock Market ("NASDAQ").

B. During the 12-month period preceding the filing of this Form 15F, Vernalis has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission ("SEC") rules, including the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2005.


Item 2.  Recent United States Market Activity

Vernalis last sold securities in the United States in a registered offering under the Securities Act of 1933 ("Securities Act") on or around July 6, 1992.

In connection with certain employee compensation plans, Vernalis registered Ordinary Shares under two registration statements on Form S-8, filed with the SEC on December 11, 1996 (File No. 333-6156) and April 20, 2006 (File No. 333-133420), respectively. Prior to filing this Form, Vernalis filed a post-effective amendment to terminate the registration of unsold securities under those registration statements.


Item 3.  Foreign Listing and Primary Trading Market

A. The primary trading market for Vernalis's Ordinary Shares is the London Stock Exchange ("LSE") in the United Kingdom.

B. Vernalis's Ordinary Shares were admitted to the Official List of the LSE on July 9, 1992, and Vernalis has since maintained its listing on the LSE, including at the time of filing this Form 15F and during the 12 months preceding the date hereof.

C. During the 12-month period from May 1, 2006 through April 30, 2007, the average daily trading volume ("ADTV") of Vernalis's Ordinary Shares in on-exchange transactions in the United Kingdom represented 98.79% of the ADTV on a worldwide basis.

Item 4.  Comparative Trading Volume Data

A. The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are May 1, 2006 and April 30, 2007, respectively.

B. During the 12-month period from May 1, 2006 through April 30, 2007, the ADTV of Vernalis's Ordinary Shares, including those represented by ADSs, in the United States was 4,502.59 and on a worldwide basis was 484,642.77

C. During the 12-month period from May 1, 2006 through April 30, 2007, the ADTV of Vernalis's Ordinary Shares, including those represented by ADSs, in the United States was 0.93% of the ADTV of Vernalis's Ordinary Shares, including those represented by ADSs, on a worldwide basis.

D. Vernalis de-listed its Ordinary Shares and the ADSs from the NASDAQ on May 14, 2007. For the preceding 12-month period beginning on May 14, 2006 and ending on May 13, 2007, the ADTV of Vernalis's Ordinary Shares, including those represented by ADSs, in the United States was 0.89% of the ADTV of Vernalis's Ordinary Shares, including those represented by ADSs, on a worldwide basis.

E. Vernalis has not terminated a sponsored American depositary receipt facility.

F. The sources of the trading volume information used for determining that Vernalis meets the requirements of Rule 12h-6 under the Exchange Act were Bloomberg data screens. The Bloomberg data screens for trading in the
     United   States   include   data   relating   to  both   on-exchange   and
     over-the-counter (OTC) trading in the United States. The Bloomberg data screens for trading outside of the United States do not include OTC trading. Accordingly, all United States ADTV figures include both NASDAQ and OTC trading, while LSE and worldwide ADTV figures include only on-exchange trading.

Item 5.  Alternative Record Holder Information

         Not applicable

Item 6.  Debt Securities

         Not applicable

Item 7.  Notice Requirement

A. On April 24, 2007, Vernalis published the notice required by Rule 12h-6(h) under the Exchange Act announcing its intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

B. Vernalis published the notice referred to in Item 7.A by means of a press release made through the LSE's Regulatory News Service and posted on Vernalis's website. Vernalis contemporaneously filed a copy of the press release with the SEC under cover of Form 6-K.

Item 8.  Prior Form 15 Filers

         Not applicable

                                     PART II

Item 9.  Rule 12g3-2(b) Exemption

Vernalis will publish the information required under Rule 12g3-2(b)(1)(iii) on its website (http://www.vernalis.com).

                                    PART III

Item 10. Exhibits

         Not applicable

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

     (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the 12-month period from May 1, 2006 through April 30, 2007; or

     (2) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vernalis Plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Vernalis Plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.



                                                             Vernalis Plc
                                                             (Registrant)

                            June 4, 2007                    /s/ A.J. Weir
                               (Date)              Name:  Anthony J. Weir
                                        Title:    Chief Financial Officer